

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 11, 2020

Philippe Mauberna
Chief Financial Officer
Nanobiotix S.A.
60, rue de Wattignies
75012 Paris, France

  Re: **Nanobiotix S.A.**
    Form F-1
    Exhibit Nos. 10.1, 10.2, 10.3, 10.5 and 10.6
    Filed November 20, 2020
    File No. 333-250707

Dear Mr. Mauberna:

  We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

      Sincerely,

      Division of Corporation Finance